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[OHIO NATIONAL FINANCIAL SERVICES LETTERHEAD]



                                                                 March 7, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                           Re: Ohio National Fund N-14

Ladies and Gentlemen:

On Wednesday March 5, 2003, the above-referenced entity filed with the Commission a Registration Statement on Form N-14, File No. 333-103612 (the "Registration Statement").

Pursuant to Rule 477(a) under the Securities Act of 1933, Ohio National Fund hereby applies to the Commission for withdrawal of the Registration Statement. The Registration Statement was filed correctly listing Calvert Variable Series, Inc. as the Registrant. However, the filing was made listing Ohio National Fund's CCC and CIK numbers in the EDGAR header information. It was the intent of Ohio National Fund and Calvert Variable Series to have Calvert Variable Series as the Registrant as it will be the acquiring entity in the proposed transaction. Accordingly, it would be consistent with Commission procedures and in the interest of the parties and the public to withdraw the Registration Statement immediately.

No securities have been sold in connection with the offering to which the Registration Statement pertains, and the Ohio National Fund does not intend to sell any securities in connection with the offering to which the Registration Statement pertains.

Should you have any questions or comments regarding this request, please contact me at 513-794-6230.

                                           Sincerely yours,

                                           /s/ Marcus L. Collins

                                           Marcus L. Collins
                                           Associate Counsel and Assistant
                                           Secretary of Ohio National Fund, Inc.

cc:      Ivy Wafford Duke (Calvert Group, Ltd.)
         Rebecca Marquigny (Securities and Exchange Commission)